SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 25th April 2007

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

Issued: Wednesday, 25th April 2007, London, U.K.

Results Announcement for the first quarter 2007

GSK reports first quarter EPS growth of 14% CER (2% reported)

GlaxoSmithKline plc (GSK) today announces its unaudited results for the first quarter ended 31st March 2007. The full results are presented under ‘Income Statement’ on page 7, and are summarised below.

FINANCIAL RESULTS*

	Q1 2007	Q1 2006	Growth
	£m	£m	CER%	£%

Turnover	5,592	5,813	4	(4)
Operating profit	2,166	2,174	11	-
Profit before tax	2,143	2,170	10	(1)
Earnings per share	27.0p	26.5p	14	2

SUMMARY*

•	Pharmaceuticals up 3% to £4.8 billion, despite significant generic competition in the USA:
	–	US pharmaceuticals £2.4 billion +3%; excluding generic competition, sales were £2.2 billion up 16%

•	Seretide/Advair (+11%) and Avandia products (+19%) performed well:
	–	Recent US prescription growth increasing for both products

•	Strong Consumer Healthcare performance with sales up 9% to £786 million:
	–	alli, new OTC weight loss treatment approved in the USA, to be launched in June

•	EPS growth of 14% CER:
	–	Reported EPS growth impacted by weaker US dollar (Q1 2007: £1/$1.96; Q1 2006: £1/$1.75)
	–	Other operating income £207 million (Q1 2006: £71 million) including benefit from carvedilol settlement and higher recurring royalties

•	Significant progress on five key pharmaceutical product launches expected in 2007:
	–	Tykerb, for breast cancer, launched in the USA in March
	–	Coreg CR, for cardiovascular conditions, launched in the USA in March
	–	Veramyst, for allergic rhinitis, FDA action date: 29th April
	–	Trexima, for migraine, US filing completed in Q1; on track for H2 2007 launch
	–	Cervarix, for prevention of cervical cancer, filed in USA; EU and ROW launches expected in H2 2007

•	New data demonstrate Cervarix provides 100% protection against pre-cancerous lesions associated with HPV 16 and 18 for up to 5.5 years.

•	R&D oncology seminar announced – London 18th June 2007.

•	First quarter dividend of 12p announced.

Commenting on the performance for the quarter, JP Garnier, Chief Executive Officer, said:

“This good start to 2007 is very encouraging and further evidence that GSK’s broad portfolio, underpinned with effective cost control, will continue to deliver strong earnings performance at constant exchange rates. We have also successfully strengthened our business this quarter, with over 10 products filed, approved or launched since the start of 2007. These new opportunities, together with those in our very promising late-stage pipeline, will augment and energise further growth of GSK’s business.”

*	The Group’s practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2007 results with 2006 in CER terms unless otherwise stated. See ‘Accounting Presentation and Policies’ on page 17.

PHARMACEUTICAL UPDATE

Pharmaceutical turnover of £4.8 billion, up 3% despite significant generic competition in USA

Total pharmaceutical turnover grew 3% to £4.8 billion, impacted by expected generic competition to Wellbutrin XL, Zofran and Flonase in the United States, where turnover also grew 3%, to £2.4 billion. Excluding sales of these products, turnover in the USA was £2.2 billion, up 16%.

In Europe sales were £1.4 billion, up 1%. Sales growth from Seretide, and Avandia/Avandamet was partially offset by continued generic competition to older products and further price cuts mandated by European governments. Sales in International grew 7% to £1.0 billion, with sales in Japan up 10%.

Seretide/Advair & Avandia product group deliver strong sales performance

Total sales of Seretide/Advair, for asthma and COPD were up 11% to £835 million. In the USA, sales grew 12% to £459 million, with US prescriptions for Advair showing an improving growth trend in recent weeks. In Europe, sales grew 8% to £294 million and in International markets, sales grew 14% to over £80 million. In June, GSK expects to launch Seretide/Advair for the treatment of asthma in Japan, following its approval last week.

Sales of the Avandia product group, for the treatment of type 2 diabetes, grew 19% to £414 million. Strong growth was reported in all regions with sales in the USA up 17% to £294 million; in Europe up 12% to £57 million; and in International markets up 37% to £63 million.

Vaccines sales £368 million, driven by Infanrix/Pediarix

Sales of vaccines were £368 million, with growth of only 6% due to comparison with an exceptionally high first quarter last year (when sales grew 44%). Accordingly, the company expects to see improved growth for the vaccines business in the remainder of 2007.

In the USA, vaccine sales rose 11% to £82 million; sales in Europe grew 6% to £172 million and in International, sales grew 3% to £114 million. Sales growth was largely driven by continued good performance of Infanrix/Pediarix, GSK’s combination vaccines for children, with sales up 15% to over £130 million. New vaccines, Boostrix and Rotarix contributed sales of £27 million.

Lamictal,Valtrex, and Coreg – combined sales grew 15% to £691 million

Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 17% to £250 million. During the quarter, the FDA accepted GSK’s filing for Lamictal XR, a new once daily treatment for epilepsy. The company will present new pivotal data on Lamictal XR at the American Academy of Neurology meeting beginning on 28th April.

Sales of Valtrex, for herpes, rose 22% to £224 million, with US sales up 29% to £164 million. Sales of Coreg and newly launched Coreg CR, for heart disease, were £217 million, up 8% compared with a strong performance in Q1 2006, which benefited from wholesaler restocking (sales up 53%). The estimated underlying growth of Coreg/Coreg CR for the quarter was 25%.

Avodart, Requip and Boniva deliver combined sales of £175 million, up 59%

Sales of Requip, for Parkinson’s disease/Restless Legs Syndrome (RLS), grew 50% to £80 million in the quarter. Earlier this month, the FDA accepted a filing for Requip XL a new once-daily treatment for Parkinson’s disease. Avodart, for benign prostatic hyperplasia (enlarged prostate), continued to perform strongly with sales up 47% to £63 million. GSK’s share of the co-promotion income for Boniva/Bonviva, the only once-monthly medicine for post-menopausal osteoporosis, was £32 million.

Other products

Total sales of HIV products were £359 million, down 3% reflecting competition to older products, Combivir (-13% to £115 million) and Epivir (-27% to £41 million), partially offset by strong sales growth from new products Epzicom/Kivexa (+57% to £75 million) and Lexiva (+15% to £35 million).

Sales of Relenza, GSK’s anti-viral for influenza, were £92 million reflecting demand from governments to stockpile it for use in the event of a pandemic.

Sales of Wellbutrin XL (£109 million -37%), Zofran (£87 million -60%) and Flonase (£63 million -49%) decreased as a result of generic competition to these products in the USA.

PIPELINE UPDATE

During the quarter, GSK issued a pipeline update. At the end of February 2007, the company had 158 pharmaceutical and vaccine projects in clinical development, comprising 94 NCEs, 41 PLEs and 23 vaccines. In addition, GSK has completed 6 regulatory filings and received approval or launched 6 new product opportunities so far in 2007.

Today, GSK announced its intention to hold an R&D Seminar, to profile the company’s expanding oncology portfolio, in London on 18th June 2007.

Five major pharmaceutical product launches expected in 2007:

Tykerb launched in USA; new data at ASCO

Following FDA approval on 13th March GSK has launched Tykerb in the USA. The company continues to expect approval in Europe during 2007, and has also filed Tykerb with International regulatory authorities, including Japan. Clinical development of Tykerb continues: during the quarter, a pivotal phase III trial in head and neck cancer was initiated and, in June, the company expects to present new clinical data from 14 abstracts at the meeting of American Society of Clinical Oncology (ASCO).

Coreg CR – launched in USA in March

Coreg CR, a new simplified once daily, long-acting, cardiovascular treatment was launched in the USA on 22nd March for three cardiovascular conditions: hypertension, post-myocardial infarction left ventricular dysfunction and mild to severe heart failure.

Veramyst/Avamys – FDA action date 29th April

Phase III data for Veramyst/Avamys, (previously Allermist), a new once daily intranasal steroid, for the treatment of seasonal and perennial allergic rhinitis were presented at the American Academy of Allergy, Asthma & Immunology in San Diego in February. Phase III data for Veramyst were also published in the Journal of Allergy and Clinical Immunology in March. GSK expects a decision from the FDA regarding approval of Veramyst by 29th April.

Trexima – FDA accepts additional data; launch planned in H2 2007

During the quarter, the FDA accepted additional information required to progress the regulatory file for Trexima, a new treatment for migraine. Subject to approval, the company plans to launchTrexima in the USA in the second half of 2007. Results from two pivotal studies were published in full in the Journal of the American Medical Association in April. These data demonstrated that Trexima provided superior headache relief at two hours and four hours compared to placebo, and superior sustained pain-free response (from 2-24 hours post dosing) versus sumatriptan or naproxen monotherapy.

Cervarix – filed with FDA in March

Cervarix, the company’s HPV vaccine to protect against cervical cancer, was filed with the FDA at the end of March. The company expects to launch Cervarix in European and certain International markets in the second half of 2007.

New data demonstrating that Cervarix provides 100% protection against pre-cancerous lesions caused by HPV 16 and 18, for up to 5.5 years were presented at the American Association for Cancer Research annual meeting earlier this month. The company intends to present additional immunogenicity and safety data in women aged over 25 at ASCO in June.

Other products recently approved/launched include:

•	Altabax/Altargo – A new topical anti-bacterial treatment for impetigo received FDA approval in April and a positive European CHMP opinion in March. The FDA did not approve a separate filing for use of Altabax to treat secondarily-infected traumatic lesions. GSK intends to work with the FDA to progress this indication.

•	Arixtra for Acute Coronary Syndromes (ACS) – Following receipt of an approvable letter from the FDA in February, GSK submitted additional information to the agency during the quarter. Arixtra is also under regulatory review for ACS in Europe.

Last week, GSK received approval for use of Arixtra to prevent venous thromboembolic events (VTE) in Japan. Arixtra is the first new anti-thrombotic agent to be approved in Japan for VTE since the approval of unfractionated heparin in 1972.

•	Wellbutrin XR – Following European approval as a once-daily treatment for Major Depressive Disorder, the company has launched Wellbutrin XR in Germany, with further launches expected across Europe throughout 2007.

Updates on products in late-stage clinical development:

•	Volibris (ambrisentan), for the treatment of pulmonary arterial hypertension, was filed with the EMEA in March.

•	Globorix, a new vaccine developed specifically for use in developing countries to prevent Hepatitis B, DTP, Hib and meningitis A+C, was filed in April under Article 58 of the EMEA’s regulatory process which, in co-operation with the WHO, gives a scientific opinion on medicinal products intended for use exclusively outside the European Union.

•	XP13512 – Positive new phase III data were received for XP13512, a new treatment currently in phase III development for RLS and phase II development for treatment of neuropathic pain. In the study, which enrolled 222 patients diagnosed with moderate-to-severe primary RLS, XP13512 was associated with a statistically significant and clinically meaningful improvement in the co-primary efficacy endpoints compared to placebo. The data will be presented at a future medical conference.

•	Entereg – The current development programme in opioid-induced bowel dysfunction is on hold following preliminary clinical trial results from a long-term safety study announced earlier this month. Further analyses will be undertaken.

•	Promacta/Revolade – In April, GSK commenced a new global trial to assess repeat dosing of Promacta in patients previously treated for chronic idiopathic thrombocytopenic purpura.

CONSUMER HEALTHCARE UPDATE

Sales up 9% to £786 million, boosted by new product launches and the acquisition of BreatheRight Strips and FiberChoice at the end of 2006; launch of alli planned for June 2007

Consumer Healthcare sales grew strongly in all regions. Europe sales grew 8% to £359 million, International sales were up 12% to £228 million and sales in North America grew 8% to £199 million.

•	Over-the-counter (OTC) medicine sales grew 8% to £375 million. The newly acquired BreatheRight Strips and FiberChoice brands contributed £18 million of sales, mainly in the USA. GSK will be expanding sales of these products in the rest of the world.

•	Oral care sales grew 9% to £248 million. Sales of Sensodyne grew 16% with the benefit of sales of the new Pronamel product. Sales of the Aquafresh product line grew 10% with the launch of two new products lines,White Trays and White & Shine.

•	Nutritional healthcare products sales grew 12% to £163 million. Lucozade grew 22% to £72 million, and Horlicks grew 12% to £44 million. Ribena sales were down 5% to £38 million.

GSK expects several additional new consumer product launches throughout 2007 including alli, the only OTC treatment for weight-loss approved by the FDA, which will be launched in June.

During the quarter, GSK also acquired exclusive rights to market alli for over-the-counter use in markets outside the USA, excluding Japan. GSK anticipates filing alli for OTC approval in Europe and certain key International markets by the end of 2007.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards as adopted for use in the European Union (see ‘Accounting Presentation and Policies’ on page 17).

Operating profit and earnings per share

Operating profit of £2,166 million increased by 11% compared with Q1 2006 and was above turnover growth of 4%.

Cost of sales increased mainly due to an unfavourable comparison with 2006 when a provision, relating to the Montrose manufacturing site, was written-back following the decision to retain the site.

The SG&A margin improved with costs down 1% on a turnover increase of 4%. SG&A benefited from lower legal charges. Excluding these charges growth of SG&A was 3%.

Other operating income was £207 million in Q1 2007 (Q1 2006: £71 million) and includes the benefit of a payment made by Roche in settlement of litigation relating to carvedilol, and an increase in recurring royalty income (£45 million in Q1 2007 versus £18 million in Q1 2006).

In the quarter, gains from asset disposals were £11 million (£12 million in 2006), costs for legal matters were £26 million (£107 million in 2006), fair value movements on financial instruments resulted in income of £33 million (£30 million in 2006) and charges related to restructuring programmes were £9 million (compared with a gain of £47 million in 2006).

Profit after taxation grew by 11%, level with growth in operating profit due to higher net interest costs being offset by a lower expected tax rate for the year.

EPS of 27.0 pence increased 14% in CER terms (2% in sterling terms) compared with Q1 2006. The adverse currency impact of 12% on EPS reflected the strength of sterling against the US dollar and most other major currencies.

Currencies

The Q1 2007 results are based on average exchange rates, principally £1/$1.96, £1/Euro 1.49 and £1/Yen 234. The period-end exchange rates were £1/$1.96, £1/Euro 1.47 and £1/Yen 232. If exchange rates were to hold at the Q1 2007 average level for the remainder of 2007, the adverse currency impact on EPS growth for the full-year would be around 6%.

Dividend

The Board has declared a first interim dividend of 12 pence per share. This compares with a dividend of 11 pence per share for Q1 2006. The equivalent interim dividend receivable by ADR holders is 48.0672 cents per ADS based on an exchange rate of £1/$2.0028. The dividend will have an ex-dividend date of 2nd May 2007, a record date of 4th May 2007 and will be paid on 12th July 2007.

2007 earnings guidance

GSK continues to expect full year 2007 EPS growth to be 8% to 10% in CER terms.

Share buy-back programme

GSK repurchased £649 million of shares in Q1 2007, to be held as Treasury shares, and expects to repurchase at least £2 billion of shares for the full year 2007. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Joss Mathieson	(020) 8047 5502
		Gwenan White	(020) 8047 5502

	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839
		Alice Hunt	(215) 751 7709

	European Analyst / Investor	Anita Kidgell	(020) 8047 5542
		David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543

	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Entereg, a trademark of Adolor, Bonviva/Boniva, a trademark of Roche, and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report 2006.

     INCOME STATEMENT
Three months ended 31st March 2007

	Q1 2007	Growth	Q1 2006	2006
	£m	CER%	£m	£m

Turnover:
Pharmaceuticals	4,806	3	5,045	20,078
Consumer Healthcare	786	9	768	3,147

TURNOVER	5,592	4	5,813	23,225

Cost of sales	(1,234)	14	(1,134)	(5,010)

Gross profit	4,358	2	4,679	18,215

Selling, general and administration	(1,673)	(1)	(1,823)	(7,257)
Research and development	(726)	2	(753)	(3,457)
Other operating income	207		71	307

Operating profit:
Pharmaceuticals	2,028	11	2,034	7,125
Consumer Healthcare	138	6	140	683

OPERATING PROFIT	2,166	11	2,174	7,808

Finance income	58		73	287
Finance expense	(96)		(92)	(352)
Share of after tax profits of associates and joint ventures	15		15	56

PROFIT BEFORE TAXATION	2,143	10	2,170	7,799

Taxation	(610)	(6)	(640)	(2,301)
Tax rate %	28.5%		29.5%	29.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,533	11	1,530	5,498

Profit attributable to minority interests	19		28	109
Profit attributable to shareholders	1,514		1,502	5,389

	1,533		1,530	5,498

EARNINGS PER SHARE	27.0p	14	26.5p	95.5p

Diluted earnings per share	26.7p		26.3p	94.5p

     PHARMACEUTICAL TURNOVER
Three months ended 31st March 2007

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,224	1	582	(3)	432	3	210	10
Seretide/Advair	835	11	459	12	294	8	82	14
Flixotide/Flovent	155	(4)	71	(8)	42	(9)	42	7
Serevent	65	(5)	19	(9)	32	(8)	14	7
Flixonase/Flonase	63	(49)	25	(72)	13	–	25	17

CENTRAL NERVOUS SYSTEM	796	(2)	565	1	128	(21)	103	6
Seroxat/Paxil	134	(9)	37	(23)	34	(17)	63	7
Paxil IR	93	(8)	–	–	34	(17)	59	6
Paxil CR	41	(10)	37	(13)	–	–	4	25
Wellbutrin	132	(33)	128	(33)	1	–	3	–
Wellbutrin IR, SR	23	–	20	–	1	–	2	–
Wellbutrin XL	109	(37)	108	(37)	–	–	1	–
Imigran/Imitrex	166	1	136	13	21	(41)	9	–
Lamictal	250	17	200	29	35	(25)	15	13
Requip	80	50	56	70	21	11	3	50

ANTI-VIRALS	768	20	385	28	226	11	157	15
HIV	359	(3)	164	1	152	(5)	43	(7)
Combivir	115	(13)	50	(10)	49	(15)	16	(14)
Trizivir	62	(7)	32	(3)	27	(16)	3	33
Epivir	41	(27)	14	(25)	18	(31)	9	(21)
Ziagen	26	(9)	11	(8)	9	(9)	6	(13)
Agenerase, Lexiva	35	15	20	21	13	8	2	–
Epzicom/Kivexa	75	57	35	34	33	79	7	>100

Herpes	250	17	166	28	36	3	48	(4)
Valtrex	224	22	164	29	28	12	32	–
Zovirax	26	(13)	2	–	8	(20)	16	(10)

Zeffix	40	16	3	–	6	20	31	17
Relenza	92	>100	44	>100	32	>100	16	>100

METABOLIC	476	21	317	20	71	24	88	21
Avandia products	414	19	294	17	57	12	63	37
Avandia	315	1	232	(2)	31	(3)	52	23
Avandamet	83	>100	47	>100	26	37	10	>100
Avandaryl	16	50	15	33	–	–	1	–
Bonviva/Boniva	32	>100	23	86	9	>100	–	–

VACCINES	368	6	82	11	172	6	114	3
Hepatitis	113	4	32	–	56	2	25	17
Influenza	1	–	–	–	–	–	1	–
Infanrix/Pediarix	134	15	43	17	73	10	18	27
Boostrix	13	40	7	60	4	33	2	–
Rotarix	14	>100	–	–	4	–	10	57

CARDIOVASCULAR AND UROGENITAL	439	13	303	15	100	6	36	11
Coreg	217	8	215	7	–	–	2	100
Coreg CR	14	–	14	–	–	–	–	–
Coreg IR	203	1	201	–	–	–	2	100
Levitra	14	36	13	50	–	–	1	–
Avodart	63	47	41	64	18	13	4	67
Arixtra	20	100	11	71	9	>100	–	–
Fraxiparine	47	(6)	–	–	42	(2)	5	(29)
Vesicare	11	71	11	71	–	–	–	–

ANTI-BACTERIALS	348	(3)	53	(6)	175	(1)	120	(3)
Augmentin	147	(9)	24	(13)	73	(10)	50	(5)

ONCOLOGY AND EMESIS	147	(45)	100	(52)	32	(20)	15	(27)
Zofran	87	(60)	56	(67)	20	(33)	11	(37)
Hycamtin	30	14	19	10	9	29	2	–
Tykerb	4	–	3	–	1	–	–	–

OTHER	240	5	32	44	56	(3)	152	2
Zantac	48	(18)	16	(14)	10	(29)	22	(17)

	4,806	3	2,419	3	1,392	1	995	7

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 31st March 2007

	Q1 2007	Growth
	£m	CER%

Over-the-counter medicines	375	8
Analgesics	97	11
Dermatological	40	8
Gastrointestinal	66	11
Respiratory tract	56	46
Smoking control	78	(10)
Natural wellness support	30	(3)

Oral care	248	9
Nutritional healthcare	163	12

Total	786	9

FINANCIAL REVIEW – INCOME STATEMENT

Operating profit

	Q1 2007		Q1 2006		Growth

		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Turnover	5,592	100.0	5,813	100.0	4	(4)

Cost of sales	(1,234)	(22.1)	(1,134)	(19.5)	14	9
Selling, general and administration	(1,673)	(29.9)	(1,823)	(31.4)	(1)	(8)
Research and development	(726)	(13.0)	(753)	(12.9)	2	(4)
Other operating income	207	3.7	71	1.2

Operating profit	2,166	38.7	2,174	37.4	11	–

Overall, the operating margin increased 1.3 percentage points, as sterling operating profit was held flat while sterling turnover declined 4%. Lower SG&A costs and higher other operating income more than offset an increase in cost of sales.

Cost of sales increased as a percentage of turnover by 2.6 percentage points. At constant exchange rates the increase was 1.8 percentage points reflecting some impact from adverse product and regional mixes and an unfavourable comparison against Q1 2006 when a provision relating to the Montrose manufacturing site was written-back following the decision to retain the site.

SG&A costs as a percentage of turnover declined 1.5 percentage points, benefiting from lower legal charges. Excluding these charges, SG&A costs increased 3% CER.

R&D expenditure increased 2%, slightly below the level of turnover growth. Pharmaceuticals R&D expenditure represented 14.6% (2006: 14.5%) of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £207 million in Q1 2007 (Q1 2006: £71 million) and includes the benefit of a payment made by Roche in settlement of litigation relating to carvedilol, and an increase in recurring royalty income (£45 million in Q1 2007 versus £18 million in Q1 2006).

Taxation

The charge for taxation on profit, amounting to £610 million, represents an effective tax rate of 28.5%, which is the expected rate for the year.

Transfer pricing issues are as previously described in the 'Taxation' note to the Financial Statements included the Annual Report 2006. The Group has open issues with the revenue authorities in the UK, Canada and Japan

On 28th March 2007, the Japanese Tax Court announced its decision in favour of the Tokyo Regional Tax Board GSK has filed an appeal which will be heard by the Japanese High Court and has paid all tax due. The decision will not have any significant impact on the company’s tax rate for the year. The company is still awaiting the court's judgement in Canada. GSK continues to be in discussion with UK HMRC on outstanding UK issues.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	Q1 2007	Q1 2006	2006
	millions	millions	millions

Weighted average number of shares – basic	5,599	5,658	5,643
Dilutive effect of share options and share awards	63	61	57

Weighted average number of shares – diluted	5,662	5,719	5,700

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st March 2007, was 5,580 million (31st March 2006: 5,655 million).

Dividends

	Paid/	Pence per
	payable	share	£m

2007

First interim	12th July 2007	12	670

2006

First interim	6th July 2006	11	619
Second interim	5th October 2006	11	620
Third interim	4th January 2007	12	671
Fourth interim	12th April 2007	14	785

		48	2,695

The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The fourth interim dividend for 2006 and the first interim dividend for 2007 have not been recognised in these results.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Q1 2007	Q1 2006	2006
	£m	£m	£m

Exchange movements on overseas net assets	17	43	(390)
Tax on exchange movements	–	20	(78)
Fair value movements on available-for-sale investments	(19)	47	84
Deferred tax on fair value movements on available-for-sale investments	(4)	(9)	(15)
Exchange movements on goodwill in reserves	(1)	1	31
Actuarial gains on defined benefit plans	330	688	429
Deferred tax on actuarial movements in defined benefit plans	(94)	(227)	(161)
Fair value movements on cash flow hedges	(3)	(3)	(5)
Deferred tax on fair value movements on cash flow hedges	1	1	2

Net gains/(losses) recognised directly in equity	227	561	(103)

Profit for the period	1,533	1,530	5,498

Total recognised income and expense for the period	1,760	2,091	5,395

Total recognised income and expense for the period attributable to:
Shareholders	1,739	2,064	5,307
Minority interests	21	27	88

	1,760	2,091	5,395

BALANCE SHEET

	31st March 2007	31st March 2006	31st December 2006
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	7,051	6,767	6,930
Goodwill	946	692	758
Other intangible assets	3,702	3,354	3,293
Investments in associates and joint ventures	305	284	295
Other investments	581	414	441
Deferred tax assets	2,199	2,046	2,123
Other non-current assets	735	477	721

Total non-current assets	15,519	14,034	14,561

Current assets
Inventories	2,554	2,347	2,437
Current tax recoverable	90	480	186
Trade and other receivables	5,216	5,336	5,317
Liquid investments	1,009	1,039	1,035
Cash and cash equivalents	1,981	4,740	2,005
Assets held for sale	7	2	12

Total current assets	10,857	13,944	10,992

TOTAL ASSETS	26,376	27,978	25,553

LIABILITIES
Current liabilities
Short-term borrowings	(1,205)	(863)	(718)
Trade and other payables	(4,583)	(4,931)	(4,871)
Current tax payable	(914)	(2,635)	(621)
Short-term provisions	(740)	(917)	(1,055)

Total current liabilities	(7,442)	(9,346)	(7,265)

Non-current liabilities
Long-term borrowings	(4,786)	(5,288)	(4,772)
Deferred tax provision	(739)	(674)	(595)
Pensions and other post-employment benefits	(2,033)	(2,404)	(2,339)
Other provisions	(817)	(692)	(528)
Other non-current liabilities	(397)	(519)	(406)

Total non-current liabilities	(8,772)	(9,577)	(8,640)

TOTAL LIABILITIES	(16,214)	(18,923)	(15,905)

NET ASSETS	10,162	9,055	9,648

EQUITY
Share capital	1,503	1,494	1,498
Share premium account	1,067	670	858
Retained earnings	7,202	6,859	6,965
Other reserves	163	(205)	65

Shareholders’ equity	9,935	8,818	9,386
Minority interests	227	237	262

TOTAL EQUITY	10,162	9,055	9,648

RECONCILIATION OF MOVEMENTS IN EQUITY

	Q1 2007	Q1 2006	2006
	£m	£m	£m

Total equity at beginning of period	9,648	7,570	7,570
Total recognised income and expense for the period	1,760	2,091	5,395
Dividends to shareholders	(671)	(568)	(2,598)
Shares issued	214	124	316
Shares purchased and held as Treasury shares	(828)	(219)	(1,348)
Consideration received for shares transferred by ESOP Trusts	41	58	151
Share-based incentive plans net of tax	54	48	247
Changes in minority interest shareholdings	–	–	2
Distributions to minority shareholders	(56)	(49)	(87)

Total equity at end of period	10,162	9,055	9,648

FINANCIAL REVIEW – BALANCE SHEET

Net assets

The book value of net assets increased by £514 million from £9,648 million at 31st December 2006 to £10,162 million at 31st March 2007. This was principally attributable to a decrease in pension and other post-employment liabilities which reflected an increase in the rate used to discount UK pension liabilities from 5.0% to 5.25%.

The carrying value of investments in associates and joint ventures at 31st March 2007 was £305 million, with a market value of £983 million.

On 5th January 2007, GSK completed the acquisition of Domantis Limited, a leading company in the development of the next generation of anti-bodies. The purchase price of £234 million, including acquisition costs was represented by £51 million of intangible assets, £3 million of other net assets and £180 million of goodwill.

Equity

At 31st March 2007, total equity had increased from £9,648 million at 31st December 2006 to £10,162 million. The increase arose principally from retained earnings and actuarial gains on defined benefit pension plans in the period and was partially offset by further purchases of Treasury shares, which include an accrual of £179 million to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire Treasury shares during the period from 2nd April to 25th April 2007.

At 31st March 2007, the ESOP Trusts held 148.9 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,876 million has been deducted from other reserves. The market value of these shares was £2,080 million. At 31st March 2007, GSK also held 281.4 million shares as Treasury shares, at a cost of £3,796 million, which has been deducted from retained earnings.

     CASH FLOW STATEMENT Three months ended 31st March 2007

	Q1 2007	Q1 2006	2006
	£m	£m	£m

Profit after tax	1,533	1,530	5,498
Tax on profits	610	640	2,301
Share of after tax profits of associates and joint ventures	(15)	(15)	(56)
Finance income/expense	38	19	65
Depreciation and other non-cash items	274	232	1,138
Increase in working capital	(31)	(43)	(471)
Decrease in other net liabilities	(603)	(301)	(272)

Cash generated from operations	1,806	2,062	8,203

Taxation paid	(256)	(280)	(3,846)

Net cash inflow from operating activities	1,550	1,782	4,357

Cash flow from investing activities
Purchase of property, plant and equipment	(312)	(231)	(1,366)
Proceeds from sale of property, plant and equipment	19	10	43
Purchase of intangible assets	(396)	(36)	(224)
Proceeds from sale of intangible assets	–	12	175
Purchase of equity investments	(141)	(7)	(57)
Proceeds from sale of equity investments	14	5	32
Share transactions with minority shareholders	–	–	(157)
Purchase of businesses, net of cash acquired	(233)	–	(273)
Disposals of businesses and interests in associates	–	3	5
Investment in associates and joint ventures	–	3	(13)
Interest received	59	70	299
Dividends from associates and joint ventures	4	2	15

Net cash outflow from investing activities	(986)	(169)	(1,521)

Cash flow from financing activities
Decrease/(increase) in liquid investments	34	–	(55)
Proceeds from own shares for employee share options	41	58	151
Issue of share capital	214	124	316
Purchase of Treasury shares	(575)	(200)	(1,348)
Net increase in/(repayment of) short-term loans	440	(333)	(739)
Net repayment of obligations under finance leases	(9)	(7)	(34)
Interest paid	(24)	(88)	(414)
Dividends paid to shareholders	(671)	(568)	(2,598)
Dividends paid to minority interests	(56)	(49)	(87)
Other financing cash flows	(38)	(24)	16

Net cash outflow from financing activities	(644)	(1,087)	(4,792)

(Decrease)/increase in cash and bank overdrafts in the period	(80)	526	(1,956)

Exchange adjustments	7	(4)	(254)
Cash and bank overdrafts at beginning of period	1,762	3,972	3,972

Cash and bank overdrafts at end of period	1,689	4,494	1,762

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	1,981	4,740	2,005
Overdrafts	(292)	(246)	(243)

	1,689	4,494	1,762

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	Q1 2007	Q1 2006	2006
	£m	£m	£m

Net debt at beginning of the period	(2,450)	(1,237)	(1,237)

(Decrease)/increase in cash and bank overdrafts	(80)	526	(1,956)
Cash (inflow)/outflow from liquid investments	(34)	–	55
Net (increase in)/repayment of short-term loans	(440)	333	739
Net repayment of obligations under finance leases	9	7	34
Exchange adjustments	9	–	(9)
Other non-cash movements	(15)	(1)	(76)

(Increase)/decrease in net debt	(551)	865	(1,213)

Net debt at end of the period	(3,001)	(372)	(2,450)

FINANCIAL REVIEW – CASH FLOW

Cash generated from operations was £1,806 million in Q1 2007. This represents a decrease of £256 million compared with Q1 2006, principally due to a more significant decrease in other net liabilities, the largest element of which arose from the timing of settlements on returns and rebates provisions. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments to shareholders, together amounting to £1,239 million. The purchase of businesses, principally Domantis Limited, cost £233 million and expenditure on intangible assets, including acquisition and milestone payments relating to alli and a collaboration agreement with Genmab A/S, amounted to £396 million. Receipts of £255 million arose from the exercise of share options: £41 million from shares held by the ESOP Trusts and £214 million from the issue of new shares. In addition, £575 million was spent in the period on purchasing the company's shares to be held as Treasury shares.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiaries, associates and joint ventures into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q1 2007	Q1 2006	2006
Average rates:
£/US$	1.96	1.75	1.85
£/Euro	1.49	1.46	1.47
£/Yen	234	205	215
Period-end rates:
£/US$	1.96	1.73	1.96
£/Euro	1.47	1.43	1.48
£/Yen	232	205	233

During Q1 2007, average sterling exchange rates were stronger against the US dollar, the Euro and the Yen compared with 2006. Comparing Q1 2007 period-end rates with Q1 2006 period-end rates, sterling was also stronger against the US dollar, the Euro and the Yen.

LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and cash flows.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

At 31st March 2007, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 10) was £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report include:

Intellectual property

With respect to the Group’s patent infringement action against Teva Pharmaceutical USA in respect of Requip, Teva has stipulated that the Group’s method of use patent is valid and enforceable and that Teva’s generic version would infringe. Teva has waived its right to appeal the December 2006 judgment in favour of the Group and has agreed to wait until the expiration of the Group’s patent in May 2008 before launching their generic product. The case has been dismissed by the court.

With respect to the Group’s patent infringement action against Ranbaxy Laboratories in respect of the compound patent for Valtrex which expires in 2009, the trial date has been rescheduled for 18th July 2007.

With respect to Biovail's patent infringement actions in respect of Wellbutrin XL, in March Biovail announced, following a review by the US Federal Trade Commission that was requested by the parties, a comprehensive settlement with Anchen Pharmaceuticals, Impax Laboratories, Watson Pharmaceuticals and Teva Pharmaceutical Industries. Certain aspects of the settlements remain confidential but the parties did disclose that, with defined exceptions, Anchen, Impax, Watson and Teva may not market a generic version of the 150mg strength of Wellbutrin XL until 2008.

Anti-trust

With respect to the ruling by the US Court of Appeals for the Eighth Circuit affirming dismissal of a purported class action complaint alleging that the Group and other pharmaceutical companies unlawfully conspired to prevent Canadian pharmacies from selling their products to US customers, the period for appeal to the US Supreme Court has lapsed with the result that the matter is now concluded.

Sales and marketing and regulation

With respect to nominal pricing inquiries, in March 2007 the Group received two subpoenas from the Delaware Attorney General’s Office seeking documents related to nominal price contracts with hospitals and healthcare providers located in Delaware. Other pharmaceutical companies have received similar subpoenas. The Group is compiling documents responsive to the subpoenas.

Developments with respect to tax matters are described in ‘Taxation’ on page 10.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement containing condensed financial information for the three months ended 31st March 2007 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2006, except that the following new accounting standards and interpretations have been implemented in 2007:

•	IFRS 7 ‘Financial instruments: disclosures’
•	Amendment to IAS 1 ‘Capital disclosures’
•	IFRIC 9 ‘Reassessment of embedded derivatives’
•	IFRIC 10 ‘Interim financial reporting and impairment’.

None of these has had a material impact on the current or prior periods.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2006 have been derived from the full Group accounts published in the Annual Report 2006, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

INVESTOR INFORMATION

Announcement of Q1 2007 results
This Announcement was approved by the Board of Directors on Wednesday 25th April 2007.

Financial calendar
The company will announce second quarter 2007 results on 25th July 2007. The second interim dividend for 2007 will have an ex-dividend date of 1st August 2007 and a record date of 3rd August 2007. It will be paid on 11th October 2007.

Internet
This Announcement and other information about GSK are available on the company's website at: http://www.gsk.com.

INDEPENDENT REVIEW REPORT TO GLAXOSMITHKLINE PLC

Introduction

We have been instructed by the company to review the financial information for the three months ended 31st March 2007 which comprises the consolidated interim balance sheet as at 31st March 2007 and the related consolidated interim statements of income, cash flows and recognised income and expense for the three months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors.

This interim report has been prepared in accordance with the International Accounting Standard 34, ‘Interim Financial Reporting’, which requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of this Results Announcement and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31st March 2007.

PricewaterhouseCoopers LLP Chartered Accountants London 25th April 2007

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: April 25, 2007

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc